Exhibit 99.1

Procaps Group S.A. and subsidiaries (The Group)

Unaudited Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2022 and 2021

Procaps Group S.A. and subsidiaries (The Group)

Unaudited Condensed Consolidated Interim Statement of Profit or Loss and Other Comprehensive Income

For the three months ended March 31, 2022 and 2021

(In thousands of United States Dollars, unless otherwise stated)

		For the three months ended March 31
	Notes	2022	2021
Revenue	5	$85,630	$77,442
Cost of sales		(38,508)	(37,755)
Gross profit		47,122	39,687

Sales and marketing expenses		(20,157)	(19,481)
Administrative expenses		(24,556)	(20,578)
Finance income (expenses), net	7	14,582	(14,237)
Other income (expenses), net	8	5,124	(535)
Income (loss) before tax		22,115	(15,144)

Income tax expense	9	(5,669)	(1,894)
Income (loss) for the year		$16,446	$(17,038)

Income (loss) for the year attributable to:
Owners of the Company		16,446	(17,319)
Non-controlling interests		—	281

Earnings per share:
Basic, income (loss) for the period attributable to ordinary equity holders of the Company[1]		0.16	(0.18)

[1]	The Group reports net earnings per share in accordance with IAS 33 - Earnings Per Share. Basic income (loss) per share is calculated by dividing the income (loss) attributable to ordinary equity holders of the Group by the weighted average number of ordinary shares outstanding during the period. No dilutive effect has been identified for the three months ended March 31, 2022 and 2021. The weighted average number of ordinary shares used as the denominator in calculating basic earnings per share is 101,109,572 and 97,128,690 as of March 31, 2022 and 2021, respectively.

The accompanying notes are an integral part of these unaudited consolidated condensed interim financial statements.

Procaps Group S.A. and subsidiaries (The Group)

Unaudited Condensed Consolidated Interim Statement of Profit or Loss and Other Comprehensive Income

For the three months ended March 31, 2022 and 2021

(In thousands of United States Dollars, unless otherwise stated)

	For the three months ended March 31
	2022	2021
Income (loss) for the year	$16,446	$(17,038)

Other comprehensive income/(loss)
Items that will be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	2,234	(4,782)
Other comprehensive income (loss) for the year, net of tax	2,234	(4,782)
Total comprehensive income (loss) for the year	$18,680	$(21,820)

Total comprehensive income (loss) for the year attributable to:
Owners of the Company	18,679	(22,101)
Non-controlling interests	1	281

The accompanying notes are an integral part of these unaudited consolidated condensed interim financial statements.

Procaps Group S.A. and subsidiaries (The Group)

Unaudited Condensed Consolidated Interim Statement of Financial Position

As of March 31, 2022 and December 31, 2021

(In thousands of United States Dollars, unless otherwise stated)

	Notes	As of March 31, 2022	As of December 31, 2021
Assets
Non-current assets
Property, plant and equipment, net	11	77,296	72,638
Right-of-use assets		40,898	40,167
Goodwill		6,864	6,803
Intangible assets	10	32,707	30,171
Investments in joint ventures		2,335	2,443
Other financial assets		269	256
Deferred tax assets		7,891	7,067
Other assets		5,072	4,531
Total non-current assets		$173,332	$164,076
Current assets
Cash		65,644	72,112
Trade and other receivables, net	13	111,561	117,449
Inventories, net	12	98,343	79,430
Amounts owed by related parties		1,804	1,147
Current tax assets		28,839	22,082
Other current assets		3,747	5,839
Total current assets		$309,938	$298,059
Total assets		$483,270	$462,135

Liabilities and Stockholders’ Equity (Deficit)
Equity (Deficit)
Share capital		1,011	1,011
Share premium		377,677	377,677
Reserves		45,743	42,749
Accumulated deficit		(417,607)	(431,059)
Accumulated other comprehensive loss		(25,544)	(27,778)
Equity (deficit) attributable to owners of the company		$(18,720)	$(37,400)
Non-controlling interest		(939)	(940)
Total equity (deficit)		$(19,659)	$(38,340)
Non-Current liabilities
Borrowings	14	168,631	178,720
Amounts owed to related parties		—	—
Warrant liabilities	16	21,384	23,112
Shares held in escrow	17	83,349	101,859
Deferred tax liabilities		6,393	6,070
Other liabilities		2,061	2,750
Total non-current liabilities		$281,818	$312,511
Current liabilities
Borrowings	14	100,100	74,646
Trade and other payables, net		90,282	85,381
Amounts owed to related parties		6,465	8,450
Current tax liabilities		18,323	11,756
Provisions	15	578	501
Other liabilities		5,363	7,230
Total current liabilities		$221,111	$187,964
Total liabilities and stockholders’ equity (deficit)		$483,270	$462,135

The accompanying notes are an integral part of these unaudited consolidated condensed interim financial statements.

Procaps Group S.A. and subsidiaries (The Group)

Unaudited Condensed Consolidated Interim Statement of Changes in Equity

for the three months ended March 31, 2022 and 2021

(In thousands of United States Dollars, unless otherwise stated)

	Attributable to equity holders of the Group
	Issued Capital	Share premium	Reserves[1]	Accumulated deficit	Other Comprehensive Income	Total	Non- controlling interest	Total equity (deficit)
Balance as of January 1, 2021	$2,001	$54,412	$39,897	$(327,344)	$(24,421)	$(255,455)	$777	$(254,678)
Loss for the period	—	—	—	(17,319)	—	(17,319)	281	(17,038)
Transfer reserves	—	—	(8)	8	—	—	—	—
Other comprehensive income	—	—	—	—	(4,782)	(4,782)	—	(4,782)
Non-controlling interest	—	—	—	281	—	281	—	281
Balance as of March 31, 2021	$2,001	$54,412	$39,889	$(344,374)	$(29,203)	$(277,275)	$1,058	$(276,217)

Balance as of January 1, 2022	1,011	377,677	42,749	(431,059)	(27,778)	(37,400)	(940)	(38,340)
Income for the period	—	—	—	16,446	—	16,446	—	16,446
Transfer reserves	—	—	2,994	(2,994)	—	—	—	—
Other comprehensive income	—	—	—	—	2,233	2,233	1	2,234
Non-controlling interest	—	—	—	—	1	1	—	1
Balance as of March 31, 2022	$1,011	$377,677	$45,743	$(417,607)	$(25,544)	$(18,720)	$(939)	$(19,659)

[1]	Includes the appropriate values from net income to comply with legal provisions related to asset protection according to applicable jurisdictions with cumulative earnings.

The accompanying notes are an integral part of these unaudited consolidated condensed interim financial statements.

Procaps Group S.A. and subsidiaries (The Group)

Unaudited Condensed Consolidated Interim Statement of Cash Flows

For the three months ended March 31, 2022 and 2021

(In thousands of United States Dollars, unless otherwise stated)

		For the three months ended March 31
	Notes	2022	2021 As restated[1]
Operating activities
Loss for the year		$16,446	$(17,038)
Adjustments to reconcile net loss with net cash from operating activities:
Depreciation of property, plant and equipment	11	1,452	1,598
Depreciation of right-of-use		1,230	1,137
Amortization of intangibles	10	818	1,800
Income tax expense	9	5,669	1,894
Finance (income) expenses	7	(14,582)	14,237
Share of result of joint ventures		100	(129)
Net (gain)/loss on sale of property, plant and equipment	11	33	2
Inventory provision	12	591	906
Provision for bad debt	13	314	(299)
Provisions	15	—	1,083
Cash flow from operating activities before changes in working capital		12,071	5,191

(Increase)/decrease in operating assets and liabilities:
Trade and other receivables		5,573	2,675
Amounts owed by related parties		(521)	520
Inventories		(19,830)	1,513
Current tax assets		(6,757)	(1,272)
Other current assets		2,092	(1,219)
Trade and other payables		16,814	4,701
Amounts owed to related parties		333	(354)
Current tax liabilities		1,442	1,807
Other liabilities		(2,843)	(413)
Provisions	15	(7)	(1,083)
Other financial assets		(12)	297
Other assets		(541)	(1,726)
Cash generated from operations		7,814	10,637

Interest paid		(434)	(525)
Income tax paid		(1,046)	(319)

Cash flow from (used in) operating activities		$6,334	$9,793

Investing activities
Acquisition of property, plant and equipment	11	(2,197)	(1,785)
Acquisition of intangibles	10	(1,827)	(1,452)
Advances to related parties		(136)	—
Proceeds from related parties		—	—

Cash flow used in investing activities		$(4,160)	$(3,237)

Financing activities
Proceeds from borrowings	14	30,334	49,219
Payments on borrowings	14	(33,624)	(40,730)
Payments to related parties		(2,359)	(1,477)
Interest paid on borrowings	14	(3,924)	(2,609)
Payment of lease liabilities	14	(587)	(1,204)

Cash flow generated from (used in) financing activities		$(10,160)	$3,199

Net increase in cash		(7,986)	9,755
Cash less bank overdrafts at beginning of the year/period		72,112	4,229
Effect of exchange rate fluctuations		1,518	(6,385)
Cash less bank overdrafts at end of the year/period		$65,644	$7,599

Non-cash financing and investing activities[2]		$13,463	$13,970

[1]	Refer to Note 2.2. Restatement of Previously Issued Financial Statements
[2]	Non-cash investing and financing activities include acquisition of right-of-use assets $146 (for the three months ended March 31, 2021: $726), invoices from suppliers financed via reverse factoring classified as Trade and other payables $438 (for the three months ended March 31, 2021: $1,960) and invoices from suppliers financed via reverse factoring classified as Borrowings $12,879 (for the three months ended March 31, 2021: $11,284).

The accompanying notes are an integral part of these unaudited consolidated condensed interim financial statements.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(In thousands of United States Dollars, unless otherwise stated)

Note 1. General Company Information

Procaps Group S.A., a public limited liability company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg and its subsidiaries (“the Group”) primarily engages in developing, producing and marketing pharmaceutical solutions. Further information about the Group’s business activities, reportable segments and related party relationships of the Group is included in Note 5. Revenue, Note 6. Segment reporting and Note 19. Key management personnel, respectively.

The Group’s principal subsidiaries as of March 31, 2022 and December 31, 2021 are set out below. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the Group, and the proportion of ownership interests held equals the voting rights held by the Group. The country of incorporation or registration is also their principal place of business.

	Place of	Ownership interests held by:
Name of entity	business/country of incorporation	The Group		Non-controlling interests		Principal activities
		2022	2021	2022	2021
Procaps S.A.	Colombia	100%	100%	—%	—%	Manufacturing and distribution of prescription and over-the-counter pharmaceutical products.
C.I. Procaps S.A.	Colombia	100%	100%	—%	—%
Procaps S.A. de C.V (previously Laboratorios Lopez S.A. de C.V.)	El Salvador	100%	100%	—%	—%
Softcaps - Colbras	Brazil	100%	100%	—%	—%
Diabetrics Healthcare S.A.S.	Colombia	100%	100%	—%	—%	Diabetes solutions and chronic disease management tool.

There are no significant restrictions on the ability of the Group to access or use assets and settle liabilities.

Reverse reorganization

Crynssen Pharma Group Limited (“OpCo”) is a private limited liability company registered under the laws of Malta with company registration number C59671 and with registered office at Ground Floor, Palace Court, Church Street, St. Julians STJ 3049. Union Acquisition Corp. II is a Cayman Islands company previously listed on the NASDAQ under “LATNU”. Union, a publicly-traded special purpose acquisition company (“SPAC”), had limited operations but was established as a public investment vehicle with the purpose of making an investment in an operating company, particularly in Latin America.

On March 31, 2021, SPAC, OpCo, Procaps Group, S.A. (“Holdco”) and OZLEM Limited, an exempted company incorporated under the laws of the Cayman Islands (“Merger Sub”) entered into a Business Combination Agreement (the “Business Combination Agreement” or “BCA” or the “Transaction”).

With the execution of the BCA, SPAC also entered into separate Subscription Agreements, each dated March 31, 2021, with certain investors (collectively, the “PIPE Investors”), pursuant to, and on the terms and subject to the conditions of which, the PIPE Investors collectively subscribed for an aggregate of 10,000,000 ordinary shares of SPAC, par value $0.0001 per share (“SPAC Ordinary Shares”) for a purchase price of $10.00 per SPAC Ordinary Share and an aggregate purchase price of $100,000,000 (the “PIPE Investment”). The PIPE Investment were consummated, and the SPAC Ordinary Shares subscribed for by the PIPE Investors were exchanged for ordinary shares of Holdco, nominal value $0.01 per share (“Holdco Ordinary Shares”), concurrently with the closing of the Transaction.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(In thousands of United States Dollars, unless otherwise stated)

The Transaction was approved at an Extraordinary General Meeting of LATNU’s shareholders on September 22, 2021 and subsequently consummated on September 29, 2021.

Summary of significant steps to implement the reverse reorganization:

a.	OpCo formed Holdco, a public limited liability company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg, which issued redeemable A shares of Holdco (the “Holdco Redeemable A Shares”) to OpCo. Holdco then formed Merger Sub, an exempted company incorporated under the laws of the Cayman Islands.

b.	Merger Sub merged with and into the SPAC, with SPAC surviving such merger and becoming a direct wholly-owned subsidiary of Holdco (the “Merger”) and, in the context of the Merger, (a) all SPAC Ordinary Shares outstanding were exchanged with Holdco for the right to receive Holdco Ordinary Shares pursuant to a share capital increase of Holdco and (b) the issued and outstanding SPAC warrants that became warrants of Holdco exercisable for Holdco Ordinary Shares, on substantially the same terms as the SPAC warrants.

c.	Immediately following consummation of the Merger and pursuant to those certain individual Contribution and Exchange Agreements, each dated as of March 31, 2021, each of the shareholders of OpCo, immediately prior to the consummation of the Transaction (the “Opco Shareholders”), had contributed their respective ordinary shares of OpCo, nominal value $1.00 per share (the “OpCo Ordinary Shares”) to Holdco in exchange for Holdco Ordinary Shares, and in the case of the International Finance Corporation (“IFC”), for Holdco Ordinary Shares and 4.5 million redeemable B shares of Holdco, nominal value $0.01 per share (the “Holdco Redeemable B Shares”) which were subscribed for by each OpCo Shareholder (such contributions and exchanges of OpCo Ordinary Shares for Holdco Ordinary Shares and, in the case of IFC, Holdco Ordinary Shares and Holdco Redeemable B Shares, collectively, the “Exchange”). The Exchange transaction was termed as a common control transaction due to the fact both OpCo and Holdco are ultimately controlled by the same party or parties, that are all controlled by the Minski family, both before and after the transaction, and that control is not transitory.

d.	Immediately following the consummation of the Merger but prior to the Exchange, Holdco redeemed all Holdco Redeemable A Shares held by OpCo.

e.	Immediately following the Exchange, Holdco redeemed 4.5 million Holdco Redeemable B Shares for a total purchase price of $45 million in accordance with that certain Share Redemption Agreement entered into by and between Holdco and IFC on March 31, 2021.

f.	On the effectiveness of the Transaction, September 29, 2021, the put option agreements were terminated in exchange for new equity instruments in Procaps Group SA.

As a result of the Exchange and following the consummation of the Transaction, OpCo and SPAC had become a direct wholly-owned subsidiaries of Holdco and the OpCo shareholders and SPAC shareholders became holders of issued and outstanding Holdco Ordinary Shares: Procaps Group S.A.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(In thousands of United States Dollars, unless otherwise stated)

Emerging Growth Company Status

Upon execution of the public equity offering, Holdco (“the Company”) is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). The Company will remain an emerging growth company until the earliest of:

●	the last day of the first fiscal year (a) following the fifth anniversary of a public equity offering, (b) in which its annual gross revenue totals at least $1.07 billion or (c) when the Company is deemed to be a large accelerated filer, which means the market value of the Company’s ordinary shares held by non-affiliates exceeds $700.0 million as of the prior June 30th; and

●	the date on which the Company has issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

The unaudited consolidated condensed interim financial statements of the Company for the three months ended March 31, 2022 and 2021 comprise the Group and its interest in joint ventures, investments and operations.

The unaudited condensed consolidated interim financial statements are presented in USD (the Group’s presentation currency) and all amounts are rounded to the nearest thousands of USD, unless otherwise stated.

Note 2. Basis of preparation and accounting

These unaudited consolidated condensed interim financial statements of the Group as of March 31, 2022 have been prepared in accordance with IAS 34 Interim Financial Reporting, and should be read in conjunction with the Group’s last annual consolidated financial statements as at and for the year ended December 31, 2021 (“last annual financial statements”). They do not include all of the information required for a complete set of financial statements prepared in accordance with IFRS Standards. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements.

These unaudited condensed consolidated interim financial statements were authorized for issue by the Group’s Management on May 31, 2022.

Note 2.1. Going concern

Management has, at the time of approving the accompanying unaudited consolidated condensed interim financial statements, a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. Thereby these unaudited consolidated condensed interim financial statements have been prepared on a ‘going concern’ basis.

Management has identified certain conditions and events that considered in the aggregate, rise a substantial doubt about the Group’s ability to continue as a going concern. However, such unaudited consolidated condensed interim financial statements had been prepared on a going concern basis, which contemplated the realization of assets and satisfaction of liabilities that could have been necessary if the Group were unable to continue as a going concern.

As of March 31, 2022, the following matters have been considered by management in determining the reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future.

As of March 31, 2022, the Group retains a negative equity position of $19,659 while it improved significantly during the period (as of December 31, 2021: negative equity of $38,340). This improvement is related to the comprehensive income for the three months ended March 31, 2022 of $18,680 The negative equity balance as of March 31, 2022 is primarily driven by the classification of the Holdco Ordinary Shares held in escrow as a financial liability and does not impact the Group’s future operations and there are no further obligations to the Group.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(In thousands of United States Dollars, unless otherwise stated)

For the three months ended March 31, 2022, the Group recognized income of $16,446 (for the three months ended March 31, 2021: a loss of $17,038). The Group generated $6,334 of cash in operating activities for the three months ended March 31, 2022 (for the three months ended March 31, 2021: $9,793) after changes in working capital. As of March 31, 2022, the Group reported positive working capital of $88,827 (as of December 31, 2021: $110,095).

As of March 31, 2022, the Group had cash of $65,644 (as of December 31, 2021: $72,112). Currently, the Group maintains financing lines, which, together with the expected internal generation of funds, will allow it to finance its growth and working capital needs.

Management has evaluated its capital position and its ability to continue its normal course of business for the foreseeable future and ability to meet its financial obligations for the next twelve months. The Group project it will generate excess cash over its current financial obligations through its current cash position and operating cash generated. The excess cash will be available to meet the Group’s investment and capital expenditure objectives.

Note 2.2. Restatement of Previously Issued Financial Statements

Factoring and reverse factoring arrangements

Subsequent to the issuance of the Group’s Unaudited Condensed Consolidated Interim Financial Statements for the periods ended September 30, June 30 and March 31, 2021, the Group revisited the classification of factoring and reverse factoring arrangements previously classified as part of Trade and other payables. As a result, management has identified the following errors that were concluded to be material to the previously issued financial statements.

●	The Group’s factoring arrangements with recourse are treated as ’secured borrowing’ transactions since the Group has not transferred substantially all risks and rewards. A secured borrowing transaction is to be classified together with other borrowings. Previously, the Group classified certain factoring arrangements as Trade and other payables. Upon reassessing the facts and circumstances, the Group concluded that these should be reclassified to Borrowings (current). Based on this analysis of the factoring arrangements, the Group identified the following errors:

–	As of March 31, 2021, the Group decreased Trade and other payables, net and increased Borrowings (current) by $2,942.

–	For the three months ended March 31, 2021, the Group’s classification error for factoring arrangements from operating cash flows amounted to net $24 which consists of $607 to Proceeds from borrowings and $583 to Payments on borrowings.

●	The Group’s reverse factoring arrangements have both characteristics of operating and financing. Under IFRS 9 there is no explicit guidance as to when to classify a reverse factoring arrangement as operating or financing debt. The assessment involves judgment and careful consideration of all relevant facts and circumstances per arrangements. Previously, the Group classified all reverse factoring arrangements as Trade and other payables. Upon reassessing the facts and circumstances, the Group concluded that some reverse factoring arrangements are more akin to financing arrangements due to the fact the Group pays interest which it normally does not to suppliers. Therefore, the Group has reclassified such arrangements from Trade and other payables to Borrowings (current). Based on this analysis of the reverse factoring arrangements, the Group identified the following errors:

–	As of March 31, 2021, the Group decreased Trade and other payables, net and increased Borrowings (current) by $15,135.

–	For the three months ended March 31, 2021, the Group’s classification error of reverse factoring arrangements that posses financing characteristics from operating to financing cash flows amounted to $5,705.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(In thousands of United States Dollars, unless otherwise stated)

These corrections discussed above, related to factoring and reverse factoring are presented as “Restatement Adjustments” in the tables included below.

Other Reclassifications

In addition to the errors identified above, certain reclassifications have been made to the Cash Flow Statement for the three months ended March 31, 2021 to conform to the current period presentation. These reclassifications, related to the amortization, acquisitions and foreign exchange rate fluctuations of intangible assets, and the amounts owed and paid to related parties, had no impact on the previously reported loss and financial position.

The following tables reflect the impact of the errors and other reclassifications to the specific financial statements line items presented in the Group´s previously reported unaudited consolidated interim financial statements.

I. Effect of the restatement

The restatement of the Statement of Financial Position for the historical interim periods resulted in the following impacts:

	Unaudited Condensed Consolidated Interim Statement of Financial Position As of March 31, 2021
Balance Sheet, restated	As reported	Restatement Adjustments	As restated
Current liabilities
Borrowings	102,204	18,077	120,281
Trade and other payables, net	106,580	(18,077)	88,503

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(In thousands of United States Dollars, unless otherwise stated)

The restatement of the Cash Flow Statement for the historical interim periods resulted in the following impact:

	Unaudited Condensed Consolidated Interim Statement of Cash Flows
	For the three month period ending March 31, 2021
	As reported	Restatement Adjustments[1]	Other Reclassifications	As restated
Operating activities
Adjustments to reconcile net loss with net cash from operating activities:
Amortization of intangibles	1,090		710	1,800
(Increase)/decrease in operating assets and liabilities:
Trade and other payables	(1,192)	5,893	—	4,701
Amounts owed to related parties	(3,309)		2,955	(354)
Interest paid	—	(525)	—	(525)
Cash flow provided by (used in) operating activities	759	5,368	3,665	9,793

Investing activities
Acquisition of intangibles	(56)		(1,396)	(1,452)
Cash flow provided by (used in) investing activities	(1,841)	—	(1,396)	(3,237)

Financing activities:
Proceeds from borrowings	48,612	607	—	49,219
Payments on borrowings	(34,442)	(6,288)	—	(40,730)
Payments to related parties	1,477		(2,954)	(1,477)
Interest paid on borrowings	(2,922)	313	—	(2,609)
Cash Flow generated from (used in) financing activities	11,521	(5,368)	(2,954)	3,199

Net increase in Cash	10,439	—	(684)	9,755
Cash less bank overdrafts at beginning of the period	4,229	—	—	4,229
Effect of exchange rate in fluctuations	(7,069)	—	684	(6,385)
Cash less bank overdraft at the end of the period	7,599	—	—	7,599

[1]	The restatement adjustment related to Trade and other payables consists of errors related to reverse factoring of $5,705, factoring of $(24), interest paid on factoring of $(313) and interest paid on lease liabilities of $525.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(In thousands of United States Dollars, unless otherwise stated)

Note 3. Summary of significant accounting policies

Note 3.1. Change in accounting policy

Except as described below, the accounting policies applied in these unaudited condensed consolidated interim financial statements are the same as those applied in the Group’s consolidated financial statements as at and for the year ended December 31, 2021. The policy for recognizing and measuring income taxes in the interim periods is consistent with that applied in the previous interim period and is described in Note 9. Income tax.

Note 3.2. New and amended IFRS Standards that are effective for the current period

The Group adopted the following accounting standard amendments from January 1, 2022. The evaluation performed by management determined that these amendments did not result in a significant impact in relation to the Group as of March 31, 2022

Reference to the Conceptual Framework – Amendments to IFRS 3 - Effective January 1, 2022

Minor amendments were made to IFRS 3 Business Combinations to update the references to the Conceptual Framework for Financial Reporting and add an exception for the recognition of liabilities and contingent liabilities within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets and Interpretation 21 Levies. The amendments also confirm that contingent assets should not be recognized at the acquisition date.

No business combinations were consummated for the three months ended March 31, 2022 and therefore, this amendment has not impacted the Group.

Onerous Contracts – Cost of Fulfilling a Contract - Amendments to IAS 37 - Effective January 1, 2022

The amendment to IAS 37 clarifies that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts. Before recognizing a separate provision for an onerous contract, the entity recognizes any impairment loss that has occurred on assets used in fulfilling the contract.

Due to the nature of contractual arrangements with customers, this amendment has not impacted the Group.

Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16) - Effective January 1, 2022

The amendment to IAS 16 Property, Plant and Equipment (“PP&E”) prohibits an entity from deducting from the cost of an item of PP&E any proceeds received from selling items produced while the entity is preparing the asset for its intended use. It also clarifies that an entity is ‘testing whether the asset is functioning properly’ when it assesses the technical and physical performance of the asset. The financial performance of the asset is not relevant to this assessment.

Entities must disclose separately the amounts of proceeds and costs relating to items produced that are not an output of the entity’s ordinary activities.

The Company did not sell any property, plant and equipment that was in the process of being prepared for its intended use and therefore, this amendment has not impacted the Group.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(In thousands of United States Dollars, unless otherwise stated)

Annual Improvements to IFRS Standards 2018-2020 - Effective January 1, 2022

The following improvements were finalized in May 2020:

IFRS 9 Financial Instruments – clarifies which fees should be included in the 10% test for derecognition of financial liabilities. No financial instruments were derecognized during the three months ended March 31, 2022 and therefore, this improvement has not impacted the Group.

IFRS 16 Leases – amendment of illustrative example 13 to remove the illustration of payments from the lessor relating to leasehold improvements, to remove any confusion about the treatment of lease incentives. No payments were received from lessors related to leasehold improvements during the three months ended March 31, 2022 and therefore, his improvement has not impacted the Group.

Note 3.3. Recent accounting pronouncements not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for the three months ended March 31, 2022 and have not been early adopted by the Group. As of the issue date of these condensed consolidated interim financial statements, the following new and revised IFRS standards have been issued, which will impact the Groups financial statements upon adoption, but are not yet effective:

Classification of Liabilities as Current or Non-current (Amendments to IAS 1) - Effective January 1, 2023

The narrow-scope amendments to IAS 1 Presentation of Financial Statements clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date (e.g. the receipt of a waver or a breach of covenant).

The amendments also clarify what IAS 1 means when it refers to the ’settlement’ of a liability. The amendments could affect the classification of liabilities, particularly for entities that previously considered management’s intentions to determine classification and for some liabilities that can be converted into equity.

The amendments must be applied retrospectively in accordance with the normal requirements in IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. The Company is in the process of performing their assessment of the impacts of the new standard and anticipate a change in the classification of warrants and shares held in escrow upon adoption from non-current to current liabilities. However, early adoption was not elected.

Note 4. Critical accounting judgements and key sources of estimation uncertainty

In preparing these unaudited condensed consolidated interim financial statements, management has made judgments, estimates and assumptions about the carrying amounts of the assets and liabilities that are not readily observable in other sources. The estimates and underlying assumptions are based on historical experience and other relevant factors. Actual results may differ from these estimates.

The significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(In thousands of United States Dollars, unless otherwise stated)

Note 5. Revenue

The Group recognizes its revenues from the transfer of goods and services to the fulfillment of its performance obligations. The Group’s revenue for the three months ended March 31, 2022 includes $1,302 (for the three months ended March 31, 2021: $573) in revenue recognized from intellectual property licensing and dossier generation.

Disaggregation of revenue from contracts with customers

Revenue from contracts with customers is disaggregated by primary geographical market and major products (refer to Note 6. Segment reporting) and by timing of revenue recognition in the table below.

	Reportable segments
For the three months ended March 31, 2022	NextGel	Procaps Colombia	CAN	CASAND	Diabetrics	Total

Segment revenue	58,155	31,549	15,400	16,525	7,594	129,223
Intra-segment revenue	(32,818)	309	(4,130)	(3,963)	(2,991)	(43,593)
Revenue from contracts with customers	25,337	31,858	11,270	12,562	4,603	85,630

Timing of revenue recognition
Goods transferred at a point in time	24,486	31,858	11,270	12,111	4,603	84,328
Services transferred over time	851	—	—	451	—	1,302
Total revenue from contracts with customers	25,337	31,858	11,270	12,562	4,603	85,630

	Reportable segments
For the three months ended March 31, 2021	NextGel	Procaps Colombia	CAN	CASAND	Diabetrics	Total

Segment revenue	48,456	27,430	11,241	13,653	9,826	110,606
Intra-segment revenue	(23,457)	(290)	(2,901)	(3,166)	(3,350)	(33,164)
Revenue from contracts with customers	24,999	27,140	8,340	10,487	6,476	77,442

Timing of revenue recognition
Goods transferred at a point in time	24,426	27,140	8,340	10,487	6,476	76,869
Services transferred over time	573	—	—	—	—	573
Total revenue from contracts with customers	24,999	27,140	8,340	10,487	6,476	77,442

Revenue recognized from goods transferred at a point in time include revenues related to “sales of goods” and “sales of trademarks and sanitary provisions”. Revenue recognized from services transferred over time include revenues related to “intellectual property licensing” and “dossier generation”. Revenues, other than sales of goods, are not material to the group.

Note 6. Segment reporting

Segment information is presented at a combination of geographical segments and business units, consistent with the information that is available and evaluated regularly by the chief operating decision maker.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(In thousands of United States Dollars, unless otherwise stated)

The Group operates its business through five segments which are its reportable segments for financial reporting purposes: Procaps Colombia, Central America North (“CAN”), Central America South and North Andes (“CASAND”), NextGel and Diabetrics. Segment management, the respective Vice Presidents, are responsible for managing performance, underlying risks and operations. Management uses a broad set of performance indicators, to measure segment performance and to make decisions around resource allocation.

The Group’s customer revenue recognition (external revenue) policy has been consistent with inter-segment revenue generated.

	NextGel			Procaps Colombia			CAN			CASAND
For the three months ended March 31, 2022	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External
Revenue	58,155	(32,818)	25,337	31,549	309	31,858	15,400	(4,130)	11,270	16,525	(3,963)	12,562
Contribution margin [1]	17,731	(7,519)	10,212	8,901	850	9,751	2,765	(631)	2,134	1,594	3,305	4,899

	Diabetrics			Corporate			Total
For the three months ended March 31, 2022	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External
Revenue	7,594	(2,991)	4,603	—	—	—	129,223	(43,593)	85,630
Contribution margin [1]	49	(133)	(84)	1,496	(1,443)	53	32,536	(5,571)	26,965
Administrative expenses	—	—	—	24,556	—	24,556	24,556	—	24,556
Finance expenses (income)	—	—	—	(14,582)	—	(14,582)	(14,582)	—	(14,582)
Other expenses	—	—	—	(5,124)	—	(5,124)	(5,124)	—	(5,124)
Income (loss) before tax	49	(133)	(84)	(3,354)	(1,443)	(4,797)	27,686	(5,571)	22,115

	NextGel			Procaps Colombia			CAN			CASAND
For the three months ended March 31, 2021	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External
Revenue	48,456	(23,457)	24,999	27,430	(290)	27,140	11,241	(2,901)	8,340	13,653	(3,166)	10,487
Contribution margin [1]	11,372	(2,596)	8,776	4,825	128	4,953	2,592	(242)	2,350	872	1,844	2,716

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(In thousands of United States Dollars, unless otherwise stated)

	Diabetrics			Corporate			Total
For the three months ended March 31, 2021	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External
Revenue	9,826	(3,350)	6,476	—	—	—	110,606	(33,164)	77,442
Contribution margin [1]	1,067	(32)	1,035	13	363	376	20,741	(535)	20,206
Administrative expenses	—	—	—	20,578	—	20,578	20,578	—	20,578
Finance expenses (income)	—	—	—	14,237	—	14,237	14,237	—	14,237
Other expenses	—	—	—	535	—	535	535	—	535
Income (loss) before tax	1,067	(32)	1,035	(35,337)	363	(34,974)	(14,609)	(535)	(15,144)

[1]	Contribution margin is determined by subtracting sales and marketing expenses from gross profit. The Group’s customer revenue recognition (external revenue) policy has been consistent with inter-segment revenue generated.

Major customer

The Group does not have revenue from a single customer in excess of ten percent of its consolidated revenue.

Geographical information

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of the customers.

	For the three months ended March 31
	2022	2021
South America	59,200	55,597
Central America	16,281	11,834
North America	8,232	7,596
Europe	1,917	2,415
Total	85,630	77,442

Seasonality of operations

The Group has been subject to normal seasonal fluctuations that generate slightly less income during the first half of the year. In general, there are no significant variations on sales to customers throughout the year.

Note 7. Finance income (expenses), net

	For the three months ended March 31
	2022	2021
Banking expenses	(316)	(217)
Bank fees	(107)	(415)
Other financial expenses	(149)	(203)
Net fair value gain of warrant liabilities[1]	1,728	—
Net fair value gain of shares held in escrow[1]	18,510	—
Interest expense[2]	(5,084)	(13,402)
Total	$14,582	$(14,237)

[1]	Refer to Note 16. Warrant liabilities, Note 17. Shares in escrow and Note 18. Financial instruments for further information related to net fair value gains for the three months ended March 31, 2022.

[2]	Decrease of interest expense is mainly related to the termination of the put option agreements on the effectiveness of the Transaction, September 29, 2021. For the three months ended March 31, 2021, interest on put options amounted to $7,592. For the three months ended March 31, 2022, interest on lease liabilities amounted to $147 (for the three months ended March 31, 2021:$180).

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(In thousands of United States Dollars, unless otherwise stated)

Note 8. Other income (expenses), net

	For the three months ended March 31
	2022	2021
Currency exchange rate differences[1]	5,170	(170)
Economic emergency contribution expenses	(273)	(250)
Fines, surcharges, penalties and taxes assumed	(82)	(119)
Donations	(80)	(94)
Other	389	98
Total	5,124	(535)

[1]	Income due to currency exchange rate differences for the three months ended March 31, 2022 is mainly related to the significant decrease in the currency exchange rate for the period and the Group’s Colombian entities’ liability position towards foreign currency.

Note 9. Income tax

Income tax recognized through profit or loss

Income tax expense is recognized at an amount determined by multiplying the profit (loss) before tax for the interim reporting period by management’s best estimate of the weighted-average annual income tax rate expected for the full financial year, adjusted for the tax effect of certain items recognized in full in the interim period. As such, the effective tax rate in the condensed consolidated interim financial statements may differ from management’s estimate of the effective tax rate for the annual financial statements.

The Group’s consolidated income before tax for the three months ended March 31, 2022 amounts to $22,115 (loss for the three months ended March 31, 2021 $15,144). The income tax expenses for the three months ended March 31, 2022 was $5,669 (for the three months ended March 31, 2021 $1,894). The Group’s consolidate the effective tax rate with respect to continuing operations for the three months ended March 31, 2022 was 25.64% (for the three months ended March 31, 2021 12.5%) The change in the consolidate effective tax rate was caused mainly by the following factors: Tax base increase according to annual profit (loss) projections, increase in Colombian tax rate, and projected tax optimization of business combination expenses and transfer pricing.

The tax rate used for the three months ended March 31, 2022 represents the tax rate of 35% (for the three months ended March 31, 2021: 31%) on the taxable income payable by the Group entities in Colombia, in accordance with the tax laws of said jurisdiction. Taxation for other jurisdictions is calculated at the rates prevailing in the respective jurisdiction.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(In thousands of United States Dollars, unless otherwise stated)

Note 10. Intangible assets

Cost	Total
Balance as of January 1, 2021	48,622
Additions	162
Additions from internal developments	1,290
Foreign currency exchange	(3,028)
Reclassifications	(135)
Balance as of March 31, 2021	46,911

Balance as of January 1, 2022	53,926
Additions	294
Additions from internal developments	1,533
Foreign currency exchange	2,590
Balance as of March 31, 2022	58,343

Accumulated amortization and impairment loss	Total
Balance as of January 1, 2021	21,039
Amortization expense	1,800
Foreign currency exchange	(754)
Balance as of March 31, 2021	22,085

Balance as of January 1, 2022	23,755
Amortization expense	818
Foreign currency exchange	1,063
Balance as of March 31, 2022	25,636

As of March 31, 2021
Net book value	24,826
As of March 31, 2022
Net book value	32,707

For the three months ended March 31, 2022 and 2021 amortization expenses are recognized within the Statement of Profit and loss as marketing expenses.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(In thousands of United States Dollars, unless otherwise stated)

Note 11. Property, plant and equipment, net

Cost or valuation	Total
Balance as of January 1, 2021	115,291
Additions	1,785
Disposals	(12)
Effect of exchange differences in foreign currency	(6,338)
Reclassifications	(741)
Balance as of March 31, 2021	109,985

Balance as of January 1, 2022	116,654
Additions	2,197
Disposals	(41)
Effect of exchange differences in foreign currency	6,540
Balance as of March 31, 2022	125,350

Accumulated depreciation	Total
Balance as of January 1, 2021	44,956
Disposals	(10)
Depreciation expense	1,598
Effect of exchange differences in foreign currency	(1,159)
Balance as of March 31, 2021	45,385

Balance as of January 1, 2022	44,016
Disposals	(8)
Depreciation expense	1,452
Effect of exchange differences in foreign currency	2,594
Balance as of March 31, 2022	48,054

As of March 31, 2021
Net book value	64,600
As of March 31, 2022
Net book value	77,296

For the three months ended March 31, 2022 $784 were recognized as cost of goods sold (for the three months ended March 31, 2021: $862) and $668 (for the three months ended March 31, 2021: $736) were recognized as administrative expense.

Financial Commitments

As of March 31, 2022, the Group has commitments to acquire capital expenditures for $8,777 (as of March 31, 2021: $2,578).

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(In thousands of United States Dollars, unless otherwise stated)

Note 12. Inventories, net

	As of March 31, 2022	As of December 31, 2021
Raw materials and supplies	$44,853	$38,024
Products in process	9,466	6,240
Finished products and merchandise	37,261	31,791
Inventory in transit	12,739	9,645
Subtotal	104,319	85,700
Less: Provision	(5,976)	(6,270)
Total	$98,343	$79,430

Inventories recognized as an expense for the three months ended March 31, 2022 amounted to $38,508 (for the three months ended March 31, 2021: $37,755). These were included in cost of goods sold. Inventories used as samples for the three months ended March 31, 2022 amounted to $1,588 (for the three months ended March 31, 2021: $1,221), were recognized as marketing expenses.

Write-downs of inventories to net realizable value and obsolescence adjustments for the three months ended March 31, 2022 amounted to $591 (for the three months ended March 31, 2021: $906), were recognized as a provision expense.

Note 13. Trade and other receivables, net

	As of March 31, 2022	As of December 31, 2021
Trade receivables, net of discounts[1]	$102,545	$111,071
Impairment of trade receivables	(9,069)	(8,755)
Other receivables	18,086	15,133
Trade receivables, net of discounts and impairment	$111,562	$117,449

[1]	Discount and return provision amounts to $7,924 (as of December 31, 2021: $7,345).

Refer to Note 18. Financial instruments for the Group’s disclosures on credit risk management and expected credit losses.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(In thousands of United States Dollars, unless otherwise stated)

Note 14. Borrowings

	As of March 31, 2022	As of December 31, 2021
Unsecured borrowings at amortized cost
Syndicated term loan (1)	$49,316	$46,505
Other term loan (2)	67,571	51,593
Lease liabilities (3)	31,805	31,747
Factoring obligations (4)	7,287	10,609
Bank overdrafts (5)	38	55
Notes (6)	112,714	112,857
Total Interest bearing liabilities	$268,731	$253,366

Current	100,100	74,646
Non- Current	$168,631	178,720

Refer to Note 7. Finance income (expenses), net for the accrual of interest for the three months ended March 31, 2022 and 2021.

1. Syndicated term loan

	Currency	Range of Interest	Maturity Year	As of March 31, 2022	As of December 31, 2021
Syndicated term loan	COP	IBR+ 5.3%, IBR+ 4.75% (Variable)	2025	$50,146	39,521
Syndicated term loan	USD	Libor+ 4.8% (Variable)	2025	—	7,850
Amortized cost	COP	N/A	2025	(830)	(866)
Total Syndicated term loan				49,316	46,505

Main covenants required by the loan contract:

Financial commitments

●	Indebtedness Indicator (Indebtedness/EBITDA) as of June 30 and December 31 of each year, during the loan term, must be less than or equal to 3.5 times. If the indicator is greater than 3.0 and less than 3.5, it proceeds to the extent that this value is originated by causes other than additional debt and the justification of the increase must be presented to the agent.

●	Short-term leverage ratio < 1.0 on the last day of each semester.

●	EBITDA ratio / financial expenses = or > 3.0 on the last day of each semester.

Other commitments

●	The syndicated credit agreement establishes that each of the jointly obligated parties, unless they have the express, prior and written authorization of the Agent, will refrain from incurring any type of financial debt when the proforma indebtedness indicator, once acquired the additional financial debt, is greater than 3.0 times and maintaining any type of financial debt when the pro forma indebtedness indicator, once the national debt is acquired, is greater than 3.5 times.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(In thousands of United States Dollars, unless otherwise stated)

●	Each of the joint obligated parties, except with express, prior and written authorization of the Agent to do otherwise, will refrain from contracting finance and/or operating lease obligations with purchase option with a joint balance payable greater than $ 85,000,000 (Eighty-Five Billion Pesos, local currency) or its equivalent in another currency. For purposes of clarity, the reclassification of obligations as financial lease obligations by application of the Accounting Standards will not consume the balance set forth herein and may not be renewed.

●	The payment of dividends is restricted to anyone other than the jointly obligated parties.

The syndicated loan agreement establishes that, in the event of breach of covenants by the debtor, the lenders shall be entitled to declare early maturity of the debts.

Management continuously monitors the observation of these obligations, and was in compliance as of the date of these financial statements.

2. Other term loan

	Currency	Range of Interest	Maturity Year	As of March 31, 2022	As of December 31, 2021
Other term loan	COP	IBR+ 1.4%-6.55%, DTF+ 5% - 7.55% (Variable)	2022-2024	$16,152	$9,442
	COP	DTF + 9.542%	2022	$796	$3,154
	COP	5.67% -18% N.A	2022	21,333	$14,325
	COP	22.2% N.A.	2022	$78	$73
	SOL	5.00% - 13.44% (Fixed)	2021-2024	$5,371	$5,953
	Reais	9.84% - 13.08% (Fixed)	2021-2024	$2,365	$1,762
	USD	Libor + 6.50%, SOFR+4.80%	2022	$3,265	$739
	USD	Libor + 2.99% / 6.5% - 9.04%	2022-2024	18,211	$16,145
Total Other term loans				67,571	51,593

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(In thousands of United States Dollars, unless otherwise stated)

3. Lease liabilities

	Currency	Range of Interest	Maturity Year	As of March 31, 2022	As of December 31, 2021
Lease liabilities	COP	DTF + (5,18% - 10,11%) T.A., IBR+7.5%	2030	11,041	10,334
	COP	Dtf+ 4.54% T.A.,Dtf+6%T.A.,Dtf+8.5% T.A., (DTF + 10,42%)	2025	7,111	6,662
	USD	2.98% - 16.9%	2022	8,508	—
	COP	2.98% - 16.9%	2027	5,070	14,689
	Reales	15.48% N.A.	2022	75	62
Total Lease Liabilities				31,805	31,747

4. Factoring obligations

	Currency	Range of Interest	Maturity Year	As of March 31, 2022	As of December 31, 2021
Portfolio factoring	COP	DTF+8% / 24.6% (Fixed)	2022	1,168	1,383
	COP	21.6% - 30% N.A.(Fixed)	2022	6,119	9,226
Total Factoring				7,287	10,609

5. Bank overdraft

	Currency	Range of Interest	Maturity Year	As of March 31, 2022	As of December 31, 2021
Overdrafts and credit cards	COP	19.68% - 32% E.A. (Fixed)	2022	38	55

6. Notes

The Senior Notes require Procaps, S.A., the Company and the other obligors thereunder to comply with the following financial ratios:

●	A consolidated total debt of Procaps, S.A., the Company and the other obligors thereunder to consolidated EBITDA for the last twelve months of 3.50:1.00 or less, measured at certain dates of determination and;

●	An EBITDA interest coverage ratio (calculated as the consolidated EBITDA for the last twelve months of Procaps, S.A., the Company and the other obligors thereunder divided by the consolidated interest expenses of Procaps, S.A., the Company and the other obligors thereunder) in excess of, or equal to, 3.00:1.00, calculated at certain dates of determination.

As of March 31, 2022, the Company was in compliance with all of the financial covenants related to the Notes, and management expects that the Company will be able to maintain compliance with the financial covenants in the future.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(In thousands of United States Dollars, unless otherwise stated)

The Senior Notes are classified as long-term debt on the Company’s unaudited consolidated condensed interim balance sheets, and will be until such Senior Notes are within one year of maturity.

	Currency	Range of Interest	Maturity Year	As of March 31, 2022	As of December 31, 2021
The Prudential Insurance Company Of America	USD	4.75% (Fixed)	2031	$58,831	58,906
Prudential Annuities Life Assurance Corporation	USD	4.75% (Fixed)	2031	29,386	29,423
Healthspring Life & Health Insurance Company, Inc	USD	4.75% (Fixed)	2031	17,984	18,007
CIGNA Health and Life Insurance Company	USD	4.75% (Fixed)	2031	6,513	6,521
Total Senior Notes				112,714	112,857

Note 15. Provisions and contingencies

	2022	2021
Contingencies
Balance as of January 1	$501	$1,829
Effect of changes in foreign exchange rates	84	(777)
Provisions made	—	1,083
Provisions used	(7)	(1,083)
Balance as of March 31	$578	$1,052

The Group recognizes provisions for contingencies that are probable of requiring an outflow of resources due to adverse effects. The Group recognized the estimated probable losses against the Company for labor, administrative and tax litigation, which are calculated based on the best estimate of the disbursement required to cancel the obligation. Such contingencies are disclosed with possible adverse effects for the entity, as follows:

Legal provisions

Softcaps legal proceedings - The total balance of $534 (as of March 31, 2021: $576) is comprised of $70 (as of March 31, 2021: $100) for labor litigation, $53 (as of March 31, 2021: $10) for administrative and civil litigation, $411 (as of March 31, 2021: $466) for tax litigation.

Rymco Medical legal proceedings - As of December 31, 2020 provisioned amounts were used for compensating the open labor litigation and new provision was not recognized from then on as of March 31, 2022 for labor litigation.

Procaps legal proceedings – The total balance of $44 (as of March 31, 2021: $127) is for labor litigation.

Legal proceedings of Industrias Kadima, Inversiones Jades, Inversiones Ganeden, Inversiones Crynseen and Colmed – As of December 31, 2020 provisioned amounts were used for compensating the open administrative litigation and new provision was not recognized from then on as of March 31, 2021 for administrative litigation.

Tax provisions

Transfer pricing Procaps – As of December 31, 2020 the Procaps and CI Procaps companies used to recognize provisions for the impact of transfer pricing in an amount of $992. However, as of December 31, 2021, those provisions were reversed under the risk analysis carried out by its external advisors. Therefore there are no transfer pricing provisions recognized as of March 31, 2022.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(In thousands of United States Dollars, unless otherwise stated)

Contingencies

The General Direction of Taxes of El Salvador, has tried to deny reductions applied to sales of the taxable year, indicating they are not documented as regulated by the DGII, the proposed sanction amounts to $436. However, the Group’s external advisor indicates that it is not probable for this claim to proceed, therefore, there is no provision for the effect of this contingency.

Note 16. Warrant liabilities

	As of March 31, 2022	As of December 31, 2021
Public warrants	$15,000	$16,000
Private warrants[1]	6,384	7,112
	$21,384	$23,112

[1]	Private warrants include 2,875,000 held by the former SPAC sponsors deposited in an escrow account.

Note 16.1. Public warrants

	As of March 31, 2022	As of December 31, 2021
As of January 1	$16,000	$—
Acquired public warrants	$—	$21,600
Warrants exercised	$—	$—
Fair value remeasurement	$(1,000)	$(5,600)
As of March 31/December 31	$15,000	$16,000

The Public Warrants were initially measured at fair value, with subsequent changes in fair value recognized in profit and loss. The fair value of the Public Warrants decreased for the three months ended March 31, 2022 by $1,000 (for the year ended December 31, 2021: $5,600). Refer to Note 7. Finance income (expenses), net.

Note 16.2. Private warrants

	As of March 31, 2022	As of December 31, 2021
As of January 1	$7,112	$—
Acquired private warrants	$—	$7,363
Fair value remeasurement	$(728)	$(251)
As of March 31/December 31	$6,384	$7,112

The Private Warrants were initially measured at fair value, with subsequent changes in fair value recognized in profit and loss. The fair value of the Private Warrants decreased for the three months ended March 31, 2022 by $728 (for the year ended December 31, 2021: $251). Refer to Note 7. Finance income (expenses), net.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(In thousands of United States Dollars, unless otherwise stated)

Note 17. Shares in escrow

	As of March 31, 2022	As of December 31, 2021
As of January 1	$101,859	$—
Escrowed shares	$—	$106,365
Fair value remeasurement	$(18,510)	$(4,506)
As of March 31/December 31	$83,349	$101,859

Shares which are held in escrow were initially measured at fair value. Further, since they are liability classified instruments, subsequent changes in fair value are recognized in profit and loss. The fair value of the Shares in escrow decreased for the three months ended March 31, 2022 by $18,510 (for the year ended December 31, 2021: $4,506). Refer to Note 7. Finance income (expenses), net.

Note 18. Financial instruments

18.1 Accounting classification and fair value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When measuring fair value, the Group uses observable market data whenever possible. Fair values are categorized into different levels in a hierarchy based on the inputs used in the valuation techniques as follows:

●	Level 1: inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

●	Level 2: inputs are observable either directly (e.g. as prices) or indirectly (e.g. derived from prices).

●	Level 3: fair value measurements incorporate significant inputs that are based on unobservable market data.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(In thousands of United States Dollars, unless otherwise stated)

The following table shows the carrying amounts of financial assets and financial liabilities. The amortized cost basis of the financial assets and liabilities not measured at fair value approximates their fair value.

	As of March 31, 2022		As of December 31, 2021
	FVTPL[1]	Amortized cost[2]	FVTPL[1]	Amortized cost[2]
Financial assets not measured at fair value
Trade and other receivables, net	—	111,562	—	117,449
Amounts owed by related parties	—	—	—	—
Cash	—	65,644	—	72,112
Other financial assets	—	269	—	256
Total financial assets not measured at fair value	—	177,475	—	189,817

Financial liabilities measured at fair value
Warrant liabilities	21,384	—	23,112	—
Shares held in escrow	83,349	—	101,859	—
Total financial liabilities measured at fair value	104,733	—	124,971	—
Financial liabilities not measured at fair value
Borrowings	—	268,731	—	253,365
Trade and other payables, net	—	90,282	—	85,381
Amounts owed to related parties	—	6,465	—	8,450
Total financial liabilities not measured at fair value	—	365,478	—	347,196

[1]	The fair value of the exhibited figures is comprised of $15,000 (as of December 31, 2021: $16,000) level 1 and $89,733 (as of December 31, 2021: $108,971) level 3 as of March 31, 2022.

[2]	The fair value of the exhibited figures is similar to their amortized cost as of March 31, 2022 and December 31, 2021, respectively.

18.2 Measurement of fair values

The following tables show the valuation techniques used in measuring Level 3 fair values for financial instruments in the statement of financial position, as well as the significant unobservable inputs used.

Type	Valuation Technique	Significant unobservable input	Inter-relationship between significant unobservable input and fair value measurement
Warrants	The fair value of the Private Warrants is estimated using the Black-Scholes option pricing formula for European calls, since the underlying stock is not expected to pay dividends over the term of the Warrants.	Volatility	The estimated fair value would increase (decrease) if the expected volatility were higher (lower).
Shares held in escrow	The fair value of the shares to be delivered is estimated using Monte Carlo simulation in a risk-neutral framework assuming a Geometric Brownian Motion for the future stock price.	Volatility	The estimated fair value would increase (decrease) if the expected volatility were higher (lower).

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(In thousands of United States Dollars, unless otherwise stated)

18.3 Financial risk management

The Group has exposure to to the following risks arising from financial instruments:

●	Credit risk

●	Liquidity risk

●	Market risk, including: currency and interest rate risk

18.3.1. Credit risk

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure of the Group. The carrying amount is presented net of impairment losses. None of the receivable balances as of March 31, 2022 and December 31, 2021 constitutes a significant concentration of credit risk. There are no other single customers representing more than 10% of total gross trade receivables for the three months ended March 31, 2022 and 2021.

Expected credit losses

The average credit period on the sale of medicines is 60 to 120 days. In some cases, depending on market conditions and strategy, longer payment periods are granted. No interest surcharge is made on commercial accounts receivable.

The Group has recognized a provision for doubtful accounts. The Group evaluates the impairment of its accounts receivable for the expected credit loss model, where it determines its value based on the probability of default, the loss due to default (i.e., the extent of the loss in case of default) and the exposure, by the application of the ‘simplified method’ for trade receivables without a significant financing component. The assessment of the probability of default and the loss due to default is mainly based on historical data and adjust historical loss rates to reflect information about current conditions and reasonable and supportable forecasts of future economic conditions.

March 31, 2022	Current (not past due)	1-30 days past due	31-60 days past due	61-90 days past due	91-120 days past due	More than 120 days past due	Total
Weighted-average loss rate	0.58%	1.20%	2.05%	2.26%	4.85%	63.84%	15.34%
Gross carrying amount	78,242	18,190	7,709	4,691	1,586	32,847	143,265
Impairment loss allowance	(454)	(219)	(158)	(106)	(77)	(20,970)	(21,984)
	77,788	17,971	7,551	4,585	1,509	11,877	121,281

December 31, 2021	Current (not past due)	1-30 days past due	31-60 days past due	61-90 days past due	91-120 days past due	More than 120 days past due	Total
Weighted-average loss rate	0.60%	2.11%	2.35%	3.38%	3.26%	67.43%	14.67%
Gross carrying amount	98,776	11,265	3,147	1,981	1,843	30,578	147,590
Impairment loss allowance	(591)	(238)	(74)	(67)	(60)	(20,620)	(21,650)
	98,185	11,027	3,073	1,914	1,783	9,958	125,940

As of March 31, 2022 no impairment losses were recognized for balances in connection with related parties. However, as of March 31, 2022 and December 31, 2021 an allowance is maintained for open balances referred to goods sold with Industrias Intercaps de Venezuela and Laboratorios Vivax Pharmaceuticals, due to the critical political and social situation that the location country of precedence is experiencing.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(In thousands of United States Dollars, unless otherwise stated)

Note 19. Key management personnel

Transactions with directors and executive board management members

Total management compensation included in the unaudited consolidated condensed interim statement of profit or loss are as follows:

	For the three months ended March 31
	2022	2021
Short-term employee benefits	$518	$444
Consulting fees	794	494
	$1,312	$938

Note 20. Events after the reporting period

Management has considered subsequent events through the date these consolidated financial statements were issued and identified the following events that require disclosure.

Grupo Somar and Pearl Mexico Acquisition

On May 16, 2022, Procaps Group, S.A. (the “Company”) entered into a Stock Purchase Agreement (the “SPA”) with AI Global Investments (Netherlands) PCC Limited, a protected cell company limited by shares organized under the laws of the Island of Guernsey (“PCC”), acting for and on behalf of the Soar Cell, Triana Capital S.A. de C.V., a sociedad anónima de capital variable organized under the laws of Mexico (“Triana”), AI Pearl (Netherlands) B.V., a private limited company (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands (“Pearl Holding Seller”), Perrigo Ireland 7 DAC, a company duly organized and validly existing under the laws of the Republic of Ireland (“Pearl Ireland”, and together with PCC, Triana and Pearl Holding Seller, each a “Seller” and collectively, the “Sellers”), AI Soar (Netherlands) BV, a (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands (“Somar Holding Company”), Química y Farmacia S.A. de C.V., a sociedad anónima de capital variable duly organized and validly existing under the laws of Mexico (“Quifa”), PDM Acondifarma S.A. de C.V., a Sociedad anónima de capital variable duly organized and validly existing under the laws of Mexico (“PDM”), Gelcaps Exportadora de México S.A. de C.V., a sociedad anónima de capital variable duly organized and validly existing under the laws of Mexico (“Gelcaps”, and together with Quifa and PDM, “Pearl Mexico”) and Grupo Farmacéutico Somar S.A.P.I. de C.V., a sociedad anónima promotora de inversión de capital variable organized under the laws of Mexico (“Somar” and together with Somar Holding Company, “Grupo Somar”, and together with Pearl Mexico, the “Targets”).

Somar specializes in the production of generic and own-brand pharmaceutical products, sold mainly to the private sector, with the majority of its operations within Mexico. Pearl Mexico specializes in the production and sale of pharmaceutical products, organic chemicals, biological products and over the counter products, with the majority of its operations within Mexico.

Pursuant to the SPA, the Company will acquire all of the issued and outstanding capital stock of the Targets from the Sellers, in exchange for an estimated upfront consideration in the form of:

a.	an aggregate amount of cash in U.S. dollars equal to approximately $303.0 million, subject to customary adjustments for working capital, net debt and other items (the “Closing Cash Consideration Payment”), which will be allocated to each Seller in accordance with the percentages set forth in the SPA; and

b.	a vendor loan receivable in an aggregate amount in U.S. dollars equal to approximately $24.3 million (the “Stock Consideration Receivables” and together with the Closing Cash Consideration Payment, the “Closing Consideration Payments”), which will be allocated to Triana and PCC in accordance with the percentages set forth in the SPA.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(In thousands of United States Dollars, unless otherwise stated)

On the closing (the “Closing”) of the transactions contemplated by the SPA (the “Acquisition”), the Company shall issue to PCC and Triana, pursuant to the terms of the SPA and those certain Stock Consideration Subscription Agreements to be entered into on or about the date of the Closing, between the Company and each of PCC and Triana (the “Stock Consideration Subscription Agreements”), approximately 3,081,730 ordinary shares of the Company, nominal value $0.01 per share (the “Ordinary Shares”), based on a price per Ordinary Share of $7.8878 (the volume-weighted average price per share, rounded to the nearest four decimal points, of Ordinary Shares quoted on the Nasdaq (as reported on Bloomberg L.P. under the function “VWAP”), for the period of 30 consecutive trading days ending on the trading day immediately prior to the date of the SPA) (the “Closing Stock Consideration Payment”), which shall be paid-up by each of PCC and Triana by way of set-off against the respective portions of the Stock Consideration Receivables held by PCC and Triana against the Company, in accordance with article 420-23 of the Luxembourg Law on Commercial Companies dated 10 August 1915, as amended.

Additionally, at the Closing, the Company shall pay the Sellers an aggregate amount of cash in U.S. dollars, as converted based on the exchange rate of MXN$20.5693 to US$1.00 (the “Applicable Exchange Rate”), equal to 70.0% of PCC’s good faith estimate of the valued added tax receivables of Pearl Mexico and its subsidiaries that have been reported to the tax authorities as a result of the filing of any value-added tax return on or prior to the date of the Closing (the “Filed VAT Receivables”), minus MXN$48,177,093, and subject to certain adjustments set forth in the SPA.

In addition to the upfront consideration paid or issued at the Closing, the Sellers have a right to receive a contingent payment in U.S. dollars, as converted based on the Applicable Exchange Rate, in the amount by which the gross profit of Targets and its subsidiaries for the fiscal year ended December 31, 2022 exceeds MXN$1,490,000,000, multiplied by 3.85, with a maximum amount payable of MXN$300,000,000.

The transaction, which has been approved by the board of directors of the Company and the Sellers, is expected to close in the third quarter of 2022, subject to the satisfaction or waiver of customary closing conditions at or prior to the closing of the transaction, including the receipt of all consents, approvals, orders and authorizations of any governmental authority required in connection with the execution or performance of the SPA, including any regulatory antitrust approvals.

Debt Commitment Letter

Concurrently with the execution of the SPA, the Company, as borrower, entered into a Commitment Letter with Bank of America, N.A., BofA Securities, Inc., JPMorgan Chase Bank, N.A. and Morgan Stanley Senior Funding, Inc. (“Commitment Letter”) for a bridge loan of up to $485 million (the “Bridge Loan”), which will be guaranteed by each existing and future direct and indirect material subsidiary of the Company, and the Targets and each of their subsidiaries upon the Closing. The Bridge Loan will also be secured by a pledge from the Company of its shares in the Targets. The proceeds of the Bridge Loan will be used, together with the Company’s cash on hand, to finance the cash portion of the purchase price of the Acquisition (including related fees and expenses) and, in the event necessary, to prepay certain of the Company’s existing debt. The Bridge Loan will accrue interest at a rate of Term SOFR plus a spread between 5.00%-7.25%, determined according to the time the Bridge Loan has been outstanding and the credit rating of the Company, and will mature 12 months after the initial disbursement to the Company in connection with the Acquisition.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(In thousands of United States Dollars, unless otherwise stated)

Pursuant to the terms of the Commitment Letter, while the Bridge Loan is outstanding, the Company, as the borrower, and the subsidiary guarantors will be subject to customary affirmative, negative and financial covenants which will, among other things, (i) restrict, subject to certain exceptions, the Company’s ability to incur debt or grant liens; sell or transfer title to operating assets; pay dividends and distributions; engage in mergers and consolidations; guarantee, indemnify or assume the liabilities of third parties; change its fiscal year reporting; engage in certain transactions with affiliates; change its lines of business; or amend its organizational documents, and (ii) require the Company and the subsidiary guarantors to maintain an interest coverage ratio of 3.0x EBITDA at all times, and a leverage ratio of 4.25x to 4.75x EBITDA, according to the time the Bridge Loan has been outstanding, calculated on an annual basis. Additionally, the Bridge Loan may be prepaid by the Company or refinanced at any time, without penalty. The Company must prepay the Bridge Loan with, (i) subject to certain exceptions, all proceeds from asset sales or the occurrence of debt by the Borrower and its subsidiaries, and (ii) 75% of net cash proceeds from any issuances of equity or equity-like instruments by the Company.

Ongoing Military Operation in Ukraine and Related Sanctions

The ongoing military operation in Ukraine and the related sanctions targeted against the Russian Federation may have an impact on the European economies and globally. The Company does not have any significant direct exposure to Ukraine, Russia or Belarus considering there are not any existing operations or sales in those locations.

However, the impact on the general economic situation may require revisions of certain assumptions and estimates. This may lead to material adjustments to the carrying value of certain assets and liabilities including property plant and equipment, intangible assets, goodwill, warrant liabilities and shares held in escrow within the next financial year. At this stage management is not able to reliably estimate the impact as events are unfolding day-by-day, but to date the impact, if any, has not been significant.

The longer-term impact may also affect trading volumes, cash flows and our supply of critical components among our manufacturing facilities in El Salvador, Colombia, Brazil, and the U.S. Such disruptions could negatively affect our ability to provide critical components to affiliates or produce pharmaceutical products for customers, which could increase our costs, require capital expenditures, and harm our results of operations and financial condition. Nevertheless, at the date of these financial statements the Company continues to meet its obligations as they fall due and therefore continues to apply the going concern basis of preparation.